SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2002

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

11th November 2002

On 8th November 2002 the Company was informed by Credit Suisse First Boston Equities Limited ("Credit Suisse") that on 6th November 2002 they acquired 30,372,729 ordinary shares of SkyePharma PLC, of which 30,016,351 were acquired from Janus Capital Management LLC ("Janus"), bringing the total holding of Credit Suisse to 31,539,245 ordinary shares. In addition, on the 7th November 2002, Credit Suisse disposed of 16,644,587 ordinary shares of SkyePharma PLC.

Also on the 8th November 2002 the Company was informed by Janus that they ceased to have a beneficial interest in the shares of SkyePharma PLC.

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   November 11, 2002